UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 333-08704

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

As previously disclosed in the Form 12b-25 filed on May 1, 2026 by ICON plc (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”), the Company requires additional time to review and finalize the information required to be presented in its Annual Report on Form 20-F for the year ended December 31, 2025 (“Form 20-F”).
On May 19, 2026, in accordance with standard procedures related to the delayed filing of the Form 20-F with the SEC, the Company received a written notice (“Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”). Nasdaq has provided the Company with 60 calendar days from the date of the notice to submit a plan to regain compliance.
The Notice has no immediate effect on the listing or trading of the Company’s securities. However, if the Company fails to timely regain compliance with the Listing Rule, the Company’s securities will be subject to delisting from Nasdaq. The Company expects to regain compliance upon filing the Form 20-F, which it currently anticipates completing in advance of the conference call.
On May 26, 2026, the Company issued a press release announcing that it will release financial results for the fourth quarter and full year 2025 results after the market closes on Wednesday, May 27, 2026 and also receipt of the Notice. A copy of the press release is attached hereto as Exhibit 99.1.
Exhibit List

Exhibit	Description

99.1	ICON Schedules Fourth Quarter and Full Year 2025 Earnings Conference Call and Acknowledges Receipt of Deficiency Notice from Nasdaq

Other Information

Certain statements contained herein are forward-looking statements. All statements other than statements of historical fact are forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding the finalization of and timing of filing the Form 20-F and the Company’s ability to regain compliance with the Listing Rule. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “may,” “opportunities,” “plans,” “position,” “potential,” “predicts,” “projects,” “proposed,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available. Actual results may differ materially from those stated or implied by forward-looking statements due to risks and uncertainties associated with the Company's management and operations, and forward-looking statements are not guarantees of future performance. Such risks and uncertainties include, but are not limited to: risks related to the ability of the Company to finalize the Form 20-F and complete the external audit; delays due to unforeseen additional work needed to complete the filing of the Form 20-F; risks related to Company’s plan to regain compliance with the Listing Rule; and other factors, including those factors described in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F most recently filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise, except to the extent required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

Date: May 26, 2026	By:	/s/ Nigel Clerkin
	Name:	Nigel Clerkin
	Title:	Chief Financial Officer